Exhibit 99.1

Jin Medical International Ltd. Announces Pricing of $8,000,000 Initial Public Offering

Changzhou City, China, Mar. 27, 2023 – Jin Medical International Ltd. (the “Company” or “JinMed”) (NASDAQ: ZJYL), a Cayman Islands holding company with Chinese operating entities that manufacture and develop wheelchairs and living aids products, today announced the pricing of its initial public offering (the “Offering”) of 1,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $8.00 per share for total gross proceeds of $8,000,000, before deducting underwriting discounts and offering expenses. The Ordinary Shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on March 28, 2023, under the ticker symbol “ZJYL”.

The Company has granted the underwriters an option, within 45 days from the closing date of the Offering, to purchase up to an additional 150,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotment, if any.

The Offering is expected to close on March 30, 2023, subject to customary closing conditions.

Prime Number Capital, LLC is acting as the sole bookrunner for the Offering. SBI China Capital Financial Services Limited is acting as the co-manager for the Offering. Hunter Taubman Fischer & Li LLC is acting as counsel to the Company, and Kaufman & Canoles, P.C. is acting as counsel to the underwriters.

The Company intends to use the proceeds from this Offering for i) research and development activities, including expanding its research and development team, improving existing products’ engineering and developing new products; ii) promotion and marketing activities, including the development, operations, and marketing of Company’s online platform; iii) increasing production capacities, including expanding and upgrading production lines and facilities; iv) acquiring upstream and downstream companies manufacturing wheelchairs and living aids products, including parts manufacturers; and v) general corporate purposes.

A registration statement on Form F-1 (File No. 333-259767) relating to the Offering, as amended, has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on March 27, 2023. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Prime Number Capital, LLC by email at info@pncps.com or via standard mail to Prime Number Capital, LLC, Prospectus Department, 14 Myrtle Drive, Great Neck, NY 11021. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou City, Jiangsu Province of China, the Company, through its Chinese operating entities, designs and manufactures wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injuries. The Company’s Chinese operating entities operate 2 manufacturing plants with approximately 228,257 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. The Company’s Chinese operating entities have established relationships with over 40 distributors in China, and over 20 in the other regions of the world where it currently sells the products. The majority of its wheelchair products, with more than 30 models, are sold to dealers in Japan and China, including Nissin Medical Industries Co., Ltd, one of the largest medical device distributors in Japan. The Company’s Chinese operating entities own 106 patents and are in the process of registering 22 additional patents with the Patent Administration Department of the People’s Republic of China and continuously deliver innovative wheelchair designs that are both lightweight and ergonomic each year. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Prime Number Capital LLC

Ms. Xiaoyan Jiang, Chairwoman

Email：xj@pncps.com

Phone: 516-582-9666

Investor Relations

Wealth Financial Services LLC

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214